UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

GRACE 2, INC.
(Exact name of registrant as specified in its charter)

000-52063
(Commission file number)

Delaware	20-3708500
(State of incorporation)	(I.R.S. Employer Identification No.)

The Galleria
2 Bridge Avenue
Red Bank, New Jersey 07701
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number: (732) 530-9007

GRACE 2, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

GRACE 2, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY OUR SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record as of July 7, 2008 (the “Record Date”), of the outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of Grace 2, Inc., a Delaware corporation (“Grace 2” or the “Company”), in connection with the sale of 96,000 shares of common stock of the Company pursuant to a Stock Purchase Agreement (the “Agreement”) to be entered by the Company’s sole shareholder and Broad Street Ventures, LLC, a limited liability company formed in Colorado (“BSV”) (the “Acquisition”). This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Upon the consummation of the transactions contemplated by the Agreement, BSV will, to the extent permitted by applicable law, secure the resignation of, or remove, all the existing directors of the Company so as to enable the following persons to each be appointed as directors of the Company. Virginia K. Sourlis, the existing director, has indicated her intent to resign on the closing date of the Acquisition, which the parties intend to consummate on or around July 7, 2008 (the “Closing Date”).

Name and Anticipated Position	Age
Doug Dyer	49
President and Sole Director

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

CHANGE IN CONTROL TRANSACTION

On July 7, 2008, entered into a stock purchase agreement wherein BSV purchased 96,000 shares of common stock from the Company’s sole shareholder, Getting You There, LLC, at an aggregate purchase price of $30,000 (the “Purchase”).

On the Closing Date, the existing sole officer and sole director of the Company will resign, and Mr. Doug Dyer will be appointed as the sole director of the Company.

VOTING SECURITIES

The Company’s Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders. As of the Record Date, there were 100,000 shares of the Company’s Common Stock issued and outstanding.

CURRENT DIRECTORS AND OFFICERS

Name	Age	Position	Term

Virginia K. Sourlis	43	President and Director	June 2006 through present

Virginia K. Sourlis, the founder and owner of The Sourlis Law Firm, a boutique securities law firm located in the heart of Red Bank, New Jersey. Her firm represents issuers, investment banks, institutional investors, mutual funds and SEC and state registered investment advisors.

Virginia’s law firm handles Rule 504, 505 and 506 private placements, Underwritten Public Offerings (also direct and shelf), Regulation A Offerings, Traditional Initial Public Offerings, Reverse Mergers, Rule 15c2-11 Pink Sheet (and unsolicited quote) and OTCBB applications, Regulation of formal/informal disclosure requirements, 1933 and 1934 Act Registration Statements (i.e. Form SB-2, Form 10SB), compliance with NASD Rules and Regulations, NASD audits, SEC audits, Rule 144/144A transactions and legal opinions, Sarbanes Oxley Act compliance, Blue Sky law compliance, Proxy Statements and Information Statements, Form 10-Ks, Form 10-Qs, Form 8-Ks, Forms 3, 4, & 5, and Forms 13G & 13D, and counsel and advise companies regarding general securities and corporate/business legal matters.

Virginia K. Sourlis, Esq. studied at Oxford University, England, graduated from Stanford University, California and received her MBA and JD from Villanova University, Pennsylvania. Virginia serves as an arbitrator and chairperson for the National Association of Securities Dealers, Inc. (“NASD”) and New York Stock Exchange (“NYSE”), and is a Director of the Eastern Monmouth Area Chamber of Commerce, and a member of the New Jersey Bar Association, Monmouth Bar Association, ACCA, ABA and NJCCA.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any current director, executive officer, promoter or control person of the Company during the past five years.

Audit, Nominating and Compensation Committees

Our current Board of Directors does not have standing audit, nominating or compensation committees. Currently, we have only one director, no operations and only limited resources. Instead, the functions that might be delegated to such committees have been carried out by our director, to the extent required. Our current Board of Directors believes that the cost of establishing such committees, including the costs necessary to recruit and retain qualified independent directors to serve on our Board of Directors and such committees and the legal costs to properly form and document the authority, policies and procedures of such committees are not justified under our current circumstances. However, if a Business Combination with a Target is consummated, we anticipate that our Board of Directors will seek qualified independent directors to serve on the Board and ultimately form standing audit, nominating and compensation committees.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC of Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the period from October 25, 2005 (inception) to July 7, 2008 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

NEW DIRECTORS AND OFFICERS

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Acquisition is consummated, as well as the year that each of them commenced serving as a director with BSV, if applicable. All of the directors identified below would be elected to the Board of Directors immediately after the consummation of the Merger, and their terms would run until our annual meeting of stockholders in 2008.

Name and Anticipated Position	Age

Doug Dyer	49
President and Sole Director

Management and Director Biographies

Douglas A. Dyer, Director and President. Mr. Dyer has been a founder and owner of Broad Street Ventures, LLC, an investment banking and venture capital firm which invests in businesses and assists businesses with locating sources of debt and equity financing. Prior to joining Broad Street, Mr. Dyer was a licensed representative, holding a Series 7 license, with several securities firms, including First Allied Securities, Inc. (1994-1996); Keogler Morgan, Inc. (1992-1994); Mid Atlantic Securities, Inc. (1991-1992); and Raymond James and Associates, Inc. (1986-1991).Mr. Dyer has a Bachelor of Science degree in Finance from the University of Tennessee at Chattanooga.

DIRECTOR AND OFFICER COMPENSATION

The Company paid no cash compensation to its current President or any other executive officers for services rendered during the fiscal year ended May 31, 2008.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus

Virginia K. Sourlis, President and Director	2008 2007 2006	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-	$-0- $-0- $-0-

Director Compensation

The Company currently does not pay any cash fees to directors, but we pay directors' expenses in attending board meetings. During the year ended May 31, 2008 no director expenses were reimbursed.

Employment Agreements

As of the date of this Information Statement, the Company was not a party to any employment agreements.

BSV has no employment agreements with its officers. BSV does not have a 401(k) plan and no other retirement, pension, or profit sharing plans exist.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership Information as of the Record Date

The following table sets forth, as of Record Date, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 100,000 shares of Common Stock outstanding. Unless otherwise specified, the address of each of the directors and executive officers listed below is c/o Grace 2, Inc., The Galleria, 2 Bridge Avenue, Red Bank, New Jersey 07701.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned

Getting You There, LLC (1)	100,000	100.00%

Director and Executive Officers as a group (1 person)	100,000	100.00%

(1) Virginia K. Sourlis is the sole owner of Getting You There, LLC.

Anticipated Beneficial Ownership Information after the Consummation of the Acquisition

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Acquisition by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 20,000,000 shares of Common Stock outstanding. Except as otherwise listed below, the address of each person is c/o Broad Street Ventures, LLC, 725 Broad Street, Suite 400, Chattanooga, TN 37402.

The following information is presented on a forward-looking basis assuming the consummation of the Acquisition.

	Amount and Nature of Beneficial Ownership
	Number	Percent of Outstanding Shares (1)

Broad Street Ventures, LLC(2)	96,000	96%

All Officers and Directors as a group (1 persons)	96,000	96%
____________
(1)	Based on 96,000 shares of Common Stock that will be issued and outstanding upon the consummation of the Purchase.
(2)	James H. Brennan, III and Doug Dyer are the sole members of Broad Street Ventures, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed.

Dated: July 7, 2008

By Order of the Board of Directors,

GRACE 2, INC.

By:	/s/ VIRGINIA K. SOURLIS
Virginia K. Sourlis, President